*AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Number: 3235-0123
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[redacted]

10029547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-048181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **C.G. Menk & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7502 Connelley Drive, Suite 104
(No. and Street)

Hanover, MD 21076
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. Menk, III (888) 923-5660
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR 02 2010

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Washington, DC
122

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Charles G. Menk III, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of C. G. Menk & Associates, Inc. ______, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SHARON R. HARRISON
Notary Public
Anne Arundel County
Maryland
My Commission Expires Mar 1, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. G. MENK & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
C.G. Menk & Associates, Inc.
Hanover, MD

We have audited the accompanying statement of financial condition of C.G. Menk & Associates, Inc., at December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of C.G. Menk & Associates, Inc., at December 31, 2009, in conformity with auditing standards generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 23, 2010

C. G. MENK & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 41,512
Commissions receivable	1,218
Deposits and prepaid expenses	1,977
Furniture and equipment (net of $36,174 accumulative depreciation)	-
Total assets	$ 44,707

LIABILITIES AND STOCKHOLDERS' EQUITY

Total liabilities	$ -
Stockholders' equity	
Common Stock, $0.001 par value, 500,000 shares authorized; 350,000 issued and outstanding	350
Additional paid-in capital	315,080
Retained earnings (deficit)	(296,388)
Treasury stock	25,665
Total stockholder's equity	44,707
Total liabilities and stockholders' equity	$ 44,707

See accompanying Notes to Financial Statements.

C. G. MENK & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

C.G Menk & Associates, Inc. (the Company), a Delaware corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The company operates its broker/dealer business as an introduction firm only.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenue is recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. Commissions receivable are charges to bad debt expense when they are determined to be uncollectable based on a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method to be used to recognized bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes. Furniture and equipment at December 31, 2009 was as follows:

Furniture and fixtures	$ 4,731
Leasehold improvements	5,859
Computer equipment	25,584
	36,174
Less accumulated depreciation	36,174
	$ -

Investment Securities

Investments classified as available for sale are those debt securities intended to be held for an indefinite of time but not necessarily to maturity. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as other comprehensive income. Realized gains or losses, determined on the basis of the cost or specific securities sold, are included in earnings.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

Advertising

All costs associated with advertising are expense in the year incurred.

Income per Common Share

Income per common share is based on the net income divided by the weighted average number of shares outstanding. Weighted average common shares outstanding as of December 31, 2009 were 350,000.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $41,512 which was $36,512 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.

NOTE 5 - RELATED PARTY TRANSACTIONS

The owners and members of the Board of Directors of the Company received commissions in the amount of $87,660 for the year ended December 31, 2009. The amount is included in consulting fees in the accompanying financial statements.

NOTE 6 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients and agreements with numerous Variable Annuity Providers to support sales of Variable Annuity products. The owners of the owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company executed a new lease for a copier/printer in May 2008. The lease calls for 60 monthly payments and will expire in April 2013.The Company also executed a lease for postage equipment. The total payments for these leases for the year ended December 31, 2009 was $6,659.

The Company has executed a lease for office space which will expire in May 2010. The lease expense for the year ended December 31, 2009 was $25,116 and the remaining minimum lease commitment is $9,946.

Future minimum lease payments for the operating leases as of December 31, 2009, are as follows:

	Equipment	Office Space	Total
2010	$ 3,964	$ 9,946	$ 13,910
2011	3,964	-	3,964
2012	3,964	-	3,964
2013	1,132	-	1,132
Total	$ 13,024	$ 9,946	$ 22,970

NOTE 8 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
C.G. Menk & Associates, Inc.

In planning and performing our audit of the financial statements of C.G. Menk & Associates, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17-a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathof & Company, P.C.

February 23, 2010

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

To the Board of Directors of
C. G. Menk & Associates, Inc.
Hanover, MD

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of C. G. Menk & Associates, Inc. for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of C. G. Menk & Associates, Inc. taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010